NEWS RELEASE 05-10                                                                                                                                   May 5, 2005

FRONTEER BUILDS CONTINUITY AT KIRAZLI – INTERSECTS 7.51 G/T GOLD OVER 18.4 METRES

Fronteer (FRG–TSX; FTDGF-OTC) is pleased to announce that ongoing drilling at the Kirazli Gold Project in western Turkey has extended the high grade zone confirmed last year.  New results from the current 2005 campaign have returned values up to 3.75 g/t gold over 49.4 metres, including 7.51 g/t gold over 18.4 metres in hole KD-09.

Additional step-out holes intersected thick intervals of near surface oxide gold mineralization that returned:

•

1.04 g/t gold over 92.5 metres including 3.17 g/t gold over 12.7 metres in hole KD-05;

•

0.92 g/t gold over 108.7 metres, including 1.95 g/t gold over 19.4 metres in hole KD-07; and

•

0.97 g/t gold over 70.9 metres including 1.35 g/t over 21.5m in hole KD-08.

Holes are being drilled at 30 metre spaced centres and interpretation to date indicates that the gold zone is horizontal with drill intervals reported herein, representing true widths.

Please see the table below for detailed results. For a map of the drill hole locations please use the following URL: www.fronteergroup.com/i/IR/Kirazli-05-11.jpg

All four holes were drilled vertically and intersected oxide gold mineralization at shallow depths, with both KD-08 and KD-09 bottoming in gold mineralization.

These new results significantly expand the high-grade zone intersected in Fronteer’s 2004 drill program which returned 12.23 g/t gold over 39.4 metres in hole KD-01, and 4.07 g/t gold over 22.9 metres in hole KD-02.

A second drill has been exploring to the southeast along the spine of Kirazli Hill for further zones of gold mineralization.  Initial results from hole KD-04 returned 0.56 g/t gold over 1.6 metres.  KD-06 returned no significant values.

An ongoing 6,000 metre drill program will continue to focus on expanding this new resource area and testing new target areas on the property.  Fronteer’s geological interpretation suggests that this current gold zone, which may be one of several, has the potential to be up to 700 metres long and 300 metres wide.

The Kirazli Property is one of two large gold properties in western Turkey that are under option to Fronteer from Teck Cominco.  The other property is called Agi Dagi, which is currently being advanced through an 8,000 metre drilling program.

The Company also has four exploration crews working in Chiapas, Mexico advancing twelve, 100% Fronteer owned gold projects.

In addition to gold in Turkey and Mexico, Fronteer has an outstanding Uranium portfolio in Labrador, with both historical resources and a series of untested near surface bulk tonnage targets.  An exploration program is scheduled to commence in Labrador in June.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677

info@fronteergroup.com

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data.  All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

Page # of 2